UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

(Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 CONTENTS

On September 10, 2015, Formula Systems (1985) Ltd. (“Formula” or the “Company”) published with the Israeli Securities Authority (the “ISA”) and the Tel Aviv Stock Exchange (the “TASE”) a shelf offering report with respect to two series of debentures that it offered in Israel, and on September 16, 2015, Formula reported the conclusion and results of the institutional and public bid processes for that debenture offering (the “Offering”).

Formula effected the Offering pursuant to the foregoing shelf offering report and in accordance with Formula’s shelf prospectus filed with the ISA and TASE on August 6, 2015, which filing had been previously described in Formula’s Report of Foreign Private Issuer furnished to the Securities and Exchange Commission (the “SEC”) on August 7, 2015, and Formula’s amended prospectus, dated as of September 3, 2015. As further reported by the Company in its Report of Foreign Private Issuer on Form 6-K, furnished to the SEC on August 24, 2015, the two series of debentures offered by Formula in the Offering consisted of one series of debentures (the “Secured Debentures”) that are secured by liens on the shares of the Company’s subsidiaries and affiliate held by the Company, while the second series (the “Convertible Debentures,” and, together with the Secured Debentures, the “New Debentures”) are convertible into ordinary shares of the Company. The New Debentures will be listed for trading only on the TASE.

In accordance with customary Israeli practice and the Israeli Securities Law and regulations, the Offering was conducted via a two stage bidding process in which institutional investors and public investors submitted bids as to the most favorable terms that they were willing to provide to the Company.

Based on the results of both sets of bids, the Company issued and sold a total amount of 227,260,000 New Israeli Shekels (“NIS”) par value of the New Debentures in the Offering, which were subdivided into the following respective amounts of Secured Debentures and Convertible Debentures that are subject to the following terms:

•	NIS 102,260,000 par value of Secured Debentures, bearing interest at a fixed annual rate equal to 2.8%, paid out on a semi-annual basis, at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,000.

•	NIS 125,000,000 par value of Convertible Debentures, at a price per debenture unit (each unit comprised of NIS 1,000 par value of debentures) of NIS 1,020. The Convertible Debentures bear interest at a fixed annual rate equal to 2.74%, payable in one payment upon maturity of the debentures (at which time the accrued interest will constitute 10% of the principal amount of the Convertible Debentures, in the aggregate). The Convertible Debentures are subject to conversion into the Company’s ordinary shares at a rate of NIS 157 par value of Convertible Debentures per one share. The principal amount of the Convertible Debentures is subject to adjustment based on changes in the exchange rate between the NIS and the U.S. dollar relative to the exchange rate on September 8, 2015.

The immediate gross proceeds expected to be received by the Company from the issuance of all New Debentures is approximately NIS 230 million, in the aggregate. The Company intends to use the proceeds from the Offering for general corporate purposes, which may include refinancing outstanding debt, financing its operating and investment activities, financing further investments in its subsidiaries or affiliate company or future acquisitions (if any), and dividend distributions (if permitted under Israeli law and under the indentures for the New Debentures), subject in each case to the discretion of Formula’s board of directors from time to time.

The public offering of the New Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the New Debentures will not be registered under the Securities Act, and the New Debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Report of Foreign Private Issuer on Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the New Debentures.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: September 16, 2015	By:	/s/ Asaf Berenstin
Asaf Berenstin
Chief Financial Officer